UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

The Hain Celestial Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

405217100

(CUSIP Number)

glenn w. welling

engaged capital, llc

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,309,865
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,309,865
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,309,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,117,002
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,117,002
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,117,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,412,690
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,412,690
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,412,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-B, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,322,405
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,322,405
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,322,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-C, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,407,543
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,407,543
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,407,543
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-D, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,096,052
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,096,052
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,096,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-E, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,207,565
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,207,565
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,207,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP NO. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,309,865
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,309,865
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,309,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,309,865
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,309,865
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,309,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP NO. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,068,777
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,068,777
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,068,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,068,777
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,068,777
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,068,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP NO. 405217100

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,071,229*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,071,229*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,071,229*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2%*
14	TYPE OF REPORTING PERSON

IN

* Includes 2,452 Shares beneficially owned directly by Mr. Welling.

13

CUSIP NO. 405217100

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D, Engaged Capital Co-Invest VI-E and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,309,865 Shares owned by Engaged Capital Flagship Master is approximately $66,606,335, including brokerage commissions. The aggregate purchase price of the 2,117,002 Shares owned by Engaged Capital Co-Invest VI is approximately $76,581,207, including brokerage commissions. The aggregate purchase price of the 4,412,690 Shares owned by Engaged Capital Co-Invest VI-A is approximately $149,343,062, including brokerage commissions. The aggregate purchase price of the 2,322,405 Shares owned by Engaged Capital Co-Invest VI-B is approximately $79,657,919, including brokerage commissions. The aggregate purchase price of the 1,407,543 Shares owned by Engaged Capital Co-Invest VI-C is approximately $49,079,758, including brokerage commissions. The aggregate purchase price of the 4,096,052 Shares owned by Engaged Capital Co-Invest VI-D is approximately $84,962,477, including brokerage commissions. The aggregate purchase price of the 4,207,565 Shares owned by Engaged Capital Co-Invest VI-E is approximately $99,642,199, including brokerage commissions. The aggregate purchase price of the 195,655 Shares held in the Engaged Capital Account is approximately $5,755,939, including brokerage commissions.

Mr. Welling, in his capacity as a director of the Issuer, has been awarded an aggregate of 21,577 restricted Shares, of which 2,452 restricted Shares have vested.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported beneficially owned by each person named herein is based upon 104,149,062 Shares outstanding as of April 30, 2019, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 9, 2019.

As of the close of business on the date hereof, Engaged Capital Flagship Master beneficially owned 2,309,865 Shares, constituting approximately 2.2% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 2,309,865 Shares beneficially owned by Engaged Capital Flagship Master, constituting approximately 2.2% of the Shares outstanding.

As of the close of business on the date hereof, Engaged Capital Co-Invest VI beneficially owned 2,117,002 Shares, constituting approximately 2.0% of the Shares outstanding.

As of the close of business on the date hereof, Engaged Capital Co-Invest VI-A beneficially owned 4,412,690 Shares, constituting approximately 4.2% of the Shares outstanding.

14

CUSIP NO. 405217100

As of the close of business on the date hereof, Engaged Capital Co-Invest VI-B beneficially owned 2,322,405 Shares, constituting approximately 2.2% of the Shares outstanding.

As of the close of business on the date hereof, Engaged Capital Co-Invest VI-C beneficially owned 1,407,543 Shares, constituting approximately 1.4% of the Shares outstanding.

As of the close of business on the date hereof, Engaged Capital Co-Invest VI-D beneficially owned 4,096,052 Shares, constituting approximately 3.9% of the Shares outstanding.

As of the close of business on the date hereof, Engaged Capital Co-Invest VI-E beneficially owned 4,207,565 Shares, constituting approximately 4.0% of the Shares outstanding.

As of the close of business on the date hereof, 195,655 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Welling directly beneficially owned 2,452 Shares, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest IV-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D and Engaged Capital Co-Invest VI-E and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 21,068,777 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D, Engaged Capital Co-Invest VI-E and held in the Engaged Capital Account, constituting approximately 20.2% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 21,068,777 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D, Engaged Capital Co-Invest VI-E and held in the Engaged Capital Account, constituting approximately 20.2% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 21,068,777 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D, Engaged Capital Co-Invest VI-E and held in the Engaged Capital Account, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 21,071,229 Shares, constituting approximately 20.2% of the Shares outstanding.

Each Reporting Person is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c) Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D. All of such transactions were effected in the open market.

15

CUSIP NO. 405217100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2019

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-A, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-B, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

16

CUSIP NO. 405217100

Engaged Capital Co-Invest VI-C, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-D, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-E, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

17

CUSIP NO. 405217100

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

18

CUSIP NO. 405217100

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Engaged Capital Co-Invest VI-E, LP

Purchase of Common Stock	34,777	23.7151	05/17/2019
Purchase of Common Stock	280,970	23.8365	05/17/2019
Purchase of Common Stock	14,988	23.3794	05/17/2019
Purchase of Common Stock	175,020	23.5645	05/17/2019
Purchase of Common Stock	400,000	23.3756	05/20/2019
Purchase of Common Stock	31,100	23.3757	05/20/2019
Purchase of Common Stock	81,065	23.1380	05/20/2019
Purchase of Common Stock	200,000	23.0946	05/20/2019
Purchase of Common Stock	270,000	24.2024	05/21/2019
Purchase of Common Stock	40,000	24.2545	05/21/2019
Purchase of Common Stock	100,000	24.2750	05/21/2019
Purchase of Common Stock	84,480	24.2414	05/21/2019
Purchase of Common Stock	30,000	24.3100	05/21/2019
Purchase of Common Stock	252,891	23.9727	05/21/2019